FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month May 2017 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On May 9 2017, the Registrant Announce to Present at
Upcoming Investor Conferences in May 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 9, 2017	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz to Present at Upcoming Investor Conferences in May 2017

MIGDAL HAEMEK, Israel – May 9, 2017 – TowerJazz, (NASDAQ: TSEM), the global specialty foundry leader, today announced that its management will be presenting at a number of upcoming conferences during May 2017. These include the Jefferies Technology Group Investor Conference in Miami, the 17th Annual Oppenheimer Israeli Conference in Tel Aviv, Israel and the 14th Annual Craig-Hallum Institutional Investor Conference in Minneapolis.

The Jefferies Technology Group Investor Conference will take place at the Mandarin Oriental Hotel in Miami. TowerJazz’s Senior Vice President and General Manager, Dr. Marco Racanelli will be presenting on May 10, 2017.

The 17th Annual Oppenheimer Israeli Conference will take place at the David Intercontinental Hotel in Tel-Aviv. TowerJazz’s CEO, Mr. Russell Ellwanger, will be presenting on May 21, 2017.

The 14th Annual Craig-Hallum Institutional Investor Conference will take place at the Depot Renaissance Minneapolis Hotel in Minneapolis. Dr. Marco Racanelli will be presenting on May 31, 2017.

At all conferences there will be an opportunity for investors to meet one-on-one with management. Interested investors should contact the conference organizers or the Investor Relations team at TowerJazz at towerjazz@gkir.com.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Contact:
Tower Semiconductor	GK Investor Relations
Noit Levi, +972 4 604 7066	Gavriel Frohwein, (646) 688 3559
Noit.levi@towerjazz.com	towerjazz@gkir.com